September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Tony Watson and Joel Parker

Re: Sportsman’s Warehouse Holdings, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2023

Filed April 13, 2023

File No. 1-36401

Ladies and Gentlemen:

This letter sets forth the responses of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated September 20, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2023, filed with the Commission by the Company on April 13, 2023 (the “Annual Report”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s responses have been provided immediately thereafter. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 28, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 53

1.
We note your reconciliation of Adjusted EBITDA here and in your press releases on Forms 8-K includes an adjustment for pre-opening expenses and that you have incurred these costs in every period from 2013 on. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and will remove the pre-opening expenses from Adjusted EBITDA in future filings.

Consolidated Statement of Income, page 60

2.
We note that you present gross profit which excludes depreciation and amortization expense. Please tell us your consideration of labeling cost of goods sold (exclusive of depreciation and amortization). Also, tell us your consideration of not reporting a figure for income before depreciation in your statements of income. Refer to SAB Topic 11:B.

Response: The Company advises the Staff that the depreciation and amortization attributable to cost of goods sold was immaterial for each of the previous three fiscal years. The amount of depreciation and amortization allocable to cost of goods sold in each of the previous three fiscal years would have impacted cost of goods sold by less than 0.5%. Because of the immaterial impact that depreciation and amortization would have had on the Company’s cost of goods sold and gross profit, the Company did not believe it was necessary to specify that costs of goods sold was exclusive of depreciation and amortization or to include depreciation and amortization expense in the Company’s gross profit calculation.

The Company advises the Staff that in future filings, if applicable and material, it will change the reporting of gross profit to include amounts relating to depreciation and amortization.

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If you have any questions related to this letter, please contact me at jwhite@sportsmans.com or (801) 566-6681.

Very truly yours,

/s/ Jeff White

Jeff White

Chief Financial Officer and Secretary

cc:

John-Paul Motley, Cooley LLP